SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number 0-6882

                           NOTIFICATION OF LATE FILING

    (Check One):   [  ] Form 10-K   [  ] Form 11-K  [  ] Form 20-F [X] Form 10-Q
                   [  ] Form N-SAR

    For Period Ended: June 30, 1997
    [  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
    [  ] Transition Report on Form 20-K     [  ] Transition Report on Form N-SAR
    [  ] Transition Report on Form 11-K

     For the Transition Period Ended: not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify the Item(s) to which the notification relates:   not applicable

                         Part I. Registrant Information

Full name of registrant:    URT Industries, Inc.

Former name if applicable:  not applicable

Address of principal executive office (street and number):
                           1180 East Hallandale Beach Boulevard
City, State and Zip Code:  Hallandale, Florida 33009

                         Part II, Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[  ] (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant's 10-Q could not be filed within the prescribed period due to delays in assembling certain financial information.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

           Jason Wolk             954                   454-5554
             (Name)           (Area code)          (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                              [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant anticipates that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report due principally to the fact that the registrant's majority-owned subsidiary was in re-organization under Chapter 11 of the U.S. Bankruptcy Code during the corresponding prior period, and such subsidiary's Plan of Reorganization, as amended, has since been confirmed. Registrant anticipates that net loss for the period covered by this report will be reduced by approximately 50% from net loss during the corresponding prior period.

                              URT Industries, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 12, 1997                             By /s/ Jason Wolk
                                                      --------------------------
                                                      Treasurer